                          UNITED STATES DISTRICT COURT

                          MIDDLE DISTRICT OF TENNESSEE

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
                                                  )            Civ. Action No. 3 99 0655
LOWELL KATT, On Behalf of Himself and             )
ALL Others Similarly Situated,                    )                   CLASS ACTION
Plaintiff,                                        )    ------------------------------------------
                      vs.                         )
TITAN ACQUISITIONS LTD., UNITED TECHNOLOGIES      )        COMPLAINT FOR VIOLATION OF SECTION
 CORPORATION,                                     )     14(d)(7) OF THE SECURITIES AND EXCHANGE
WILLIAM TRACHSEL and ARI                          )         ACT OF 1934 AND SEC RULE 14d-10
BOUSBIB,                                          )
Defendants.                                       )
                                                  )

                           INTRODUCTION AND OVERVIEW

        1. This action arises out of a tender offer by United Technologies Corporation and its wholly-owned subsidiary Titan Acquisition, Ltd. (hereinafter, collectively referred to as "Titan") to purchase the outstanding common stock of International Comfort Products Corporation (hereinafter "ICP" or the "Company") for $11.75 per share. This action is brought by plaintiff on behalf of the public shareholders of ICP who tendered their shares to Titan (the "Class').

        2. As part of the Tender Offer, Titan agreed to pay certain ICP Insiders additional consideration of as much as $30 million which Titan did not offer or pay to other shareholders. Thus, in addition to the $11.75 per share being paid to plaintiff and the Class for tendering their shares, certain officers and directors of ICP are being offered and/or paid additional consideration as an inducement to support the Tender Offer and for tendering their shares as detailed below:

                                                                                 Excess payment
                                                                               beyond $11.75 per
                                                      *Shares/                share in connection
ICP Insiders                Position            Beneficial Ownership             w/Tender Offer
-------------------  ----------------------   ------------------------    ----------------------------
Clevy                President/CEO                            456,772  $500,000 - $1.7 million
Cain                 Sr. Vice President                       118,929  $336,000 - $4,836 million
Clanton              Sr. Vice President                        87,921  $359,000 - $4.859 million
Millan               Sr. Vice President                       119,615  $357,000 - $4.857 million
Schumacher           Sr. Vice President                       118,924  $100,000 - $4.6 million
Kling                Sr. Vice President                       121,995  $100,000 - $4.6 million
Weise                Sr. Vice President                       152,044  $100,000 - $4.6 million

                                        *Includes options to purchase ICP shares

        3. The extra payments being paid by Titan to these executives are an integral part of the Tender Offer and are being paid as consideration in return for the ICP Insiders' endorsement and/or their agreement to cooperate with Titan in consummating the Tender Offer by, among other things, tendering their ICP shares. Titan's extra payments to the ICP Insiders will result in the ICP Insiders receiving as much as $30 million more than the $11.75 per share that Titan has offered and/or paid to the public stockholders of ICP. The defendants' improper payoffs to the ICP Insiders violates the anti-discrimination provision or "all holders - best price" rules of (S)14(d)(7) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 14d-10 promulgated thereunder by the Securities and Exchange Commission ("SEC"). The unlawful payment of additional consideration to the ICP Insiders being made under the guise of "sign-on" bonuses, "transition" bonuses, change of control bonuses and amendments to the ICP Insiders' employment agreements. These arrangements were negotiated at the very time the defendants and the ICP Insiders were negotiating the Tender Offer/Merger, are being paid by Titan as part of the Tender Offer/Merger and become effective only upon the successful consummation of the Tender Offer/Merger.

        4. On June 24, 1999, the ICP Insiders and Titan publicly announced an agreement whereby Titan would purchase ICP for $11.75 per share - approximately $478 million - via the Tender Offer. On June 30, 1999, Titan and ICP filed with the SEC a Schedule 14D-1 and 14D-9, respectively, in connection with Titan's Tender Offer to purchase ICP shares (the "Tender Offer Statement"). The Tender Offer and Solicitation Statement both described the terms of the Tender Offer and stated that in connection with the Tender Offer:

     [Titan] has offered employment to each of Messrs. Mr. Kling, Mr. Schumacher
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     and Weise, effective upon consummation of the [tender] Offer....  Each has
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     been offered sign-on bonuses of $100,000....
     ----------------------------------------

                                 *     *     *

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

     The Company, in consultation with [Titan] also has adopted an incremental
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     bonus plan for certain senior officers in respect of services to be
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     provided by such officers in connection with the transition of the
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     Company's ownership to [Titan].  The bonus plan will provide for bonuses to
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     be paid by the Company within 60-90 days after the consummation of the
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     Offer and will involve aggregate payments of approximately $1 million.
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     (Emphasis added.)

5.  The "sign-on" bonuses and "transition" bonuses which Titan agreed to pay the
                                                         -------------------
ICP Insiders constituted even more consideration for their ICP shares, as these
                         -----------------------
payments were in addition to the change of control bonuses, accelerated
                                 --------------------------------------
performance units awards, and accelerated incentive awards, as the ICP Insiders
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were unwilling to endorse a tender offer whereby they would receive only $11.75 per share. The Titan defendants have expressly agreed to pay the ICP Insiders these bonuses once Titan obtained control of ICP via the Tender Offer/Merger. Titan's agreement to pay the ICP Insiders additional consideration of up to $30 million were made solely pursuant to, and was an integral part of, the Tender Offer and is a violation of (S)14(d)(7) of the Exchange Act and Rule 14d-10 promulgated thereunder. As a result of the pan alleged herein, the ICP Insiders
                         -------------------------------------------------------
have been or will be paid by Titan more than twice what Titan is paying
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plaintiff and the other ICP shareholders for their ICP shares.
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                             JURISDICTION AND VENUE
                             ----------------------

        6. The plaintiff's claims arise under (S)14(d)(7) of the Exchange Act and Rule 14d-10 promulgated thereunder. The court has jurisdiction pursuant to 28 U.S.C. (S)1331, 15 U.S.C. (S)78aa and (S)27 of the Exchange Act. Defendants used the U.S. mails and the instrumentalities of interstate commerce.

        7. Venue is proper here pursuant to 28 U.S.C. (S)1331. ICP is a Canadian corporation with its principal place of business in this district. A substantial part of the acts giving rise to the claims occurred in this district.

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

                     THE PARTIES AND OTHER RELATED PERSONS
                     -------------------------------------

        8. Plaintiff Lowell Katt owned and tendered 10,000 shares of ICP common stock at the price of $11.75 per share to Titan pursuant to the Tender Offer.

        9. Defendant Titan Acquisitions, Ltd. is a Canadian corporation with its principal executive offices located at One Financial Plaza, Hartford, CT 06101. Titan is a shell corporation created solely to effect the Tender Offer/Merger and is a wholly owned subsidiary of defendant United Technologies Corporation. Titan made the Tender Offer to ICP's shareholders and made all payments pursuant thereto, including the additional payments made to the ICP Insiders.

        10. Defendant United Technologies Corporation is a Delaware corporation and has its principle executive offices at One Financial Plaza, Hartford, CT 06101. Titan and United Technologies Corporation (hereinafter "Titan") agreed to pay the ICP Insiders pursuant to the Tender Offer, in addition to additional consideration of as much as $30 million per share beyond the $11.75 per share paid to ICP's shareholders for the ICP shares.

        11. Defendant William Trachsel ("Trachsel") is the Senior Vice President, General Counsel and Secretary of defendant United Technologies. Trachsel approved the Tender Offer, signed the Schedule 14D-1 Tender Offer Statement and approved the offer of payment of as much as $30 million beyond the Tender Offer price of $11.75 per share to be paid to the individual ICP Insiders.

        12. Defendant Ari Bousbib ("Bousbib") is the President of Defendant Titan Acquisitions, Ltd. Bousbib approved the Tender Offer, signed the schedule 14D-1 Tender Offer Statement and approved the offer of payment of as much as $30 million beyond the Tender Offer price of $11.75 per share to the individual ICP defendants.

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

        13. ICP is a Canadian corporation with its principal place of business in Franklin, Tennessee. ICP posted 1998 revenue of approximately $733 million and had approximately 40 million shares outstanding.

        14. W. Michael Clevy ("Clevy") was the President and Chief Executive Officer of ICP. Clevy owned or had a beneficial ownership interest of 456,772 ICP shares and tendering them pursuant to the Tender Offer and received $11.75 for tendering them. Clevy was also offered and/or paid additional consideration of up to $1.7 million from Titan pursuant to the Tender Offer, which was not offered or paid to other ICP shareholders.

        15. David P. Cain ("Cain") was a Senior Vice President and General Counsel of ICP. Cian owned or had a beneficial ownership interest of 118,929 shares of ICP stock and tendered them pursuant to the Tender Offer and received $11.75 per share for tendering them. Cain also was offered and/or paid additional consideration of up to $4.836 million from Titan pursuant to the Tender Offer, which was not offered or paid to the other ICP shareholders.

        16. Stephen L. Clanton ("Clanton") was the Senior Vice President and Chief Financial Officer of ICP. Clanton owned or had a beneficial ownership interest of 87,921 ICP shares and received $11.75 per share for tendering them. Clanton was also offered and/or paid additional consideration of up to $4.859 million from Titan pursuant to the Tender Offer, which was not offered or paid to the other ICP shareholders.

        17. Augusto H. Millan ("Millan") was a Senior Vice President and General Manager of ICP. Millan owned or had a beneficial ownership interest of 119,615 ICP shares and received $11.75 per share for tendering them. Millan was also offered and/or paid consideration of up to $4.857 million from Titan pursuant to the Tender Offer, which was not offered or paid to the other ICP shareholders.

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

        18. David B. Schumacher ("Schumacher") was a Vice President of ICP. Schumacher owned or had a beneficial ownership interest of 118,924 ICP shares and received $11.75 per share for tendering them. Schumacher also was offered and/or paid additional consideration of up to $4.6 million from Titan pursuant to the Tender Offer, which was not offered or paid to the other ICP shareholders.

        19. Herman V. Kling ("Kling") was a Senior Vice President of ICP. Kling owned or had a beneficial ownership interest of 121,995 ICP shares and received $11.75 per share for tendering them. Kling also was offered and/or received additional consideration of up to $4.6 million from Titan pursuant to the Tender Offer, which was not offered or paid to the other ICP shareholders.

        20. James R. Weise ("Weise") was a Senior Vice President of ICP. Weise owned or had a beneficial ownership interest of 152,044 ICP shares and/or received $11.75 per share for tendering them. Weise also was offered and/or received additional consideration of up to $4.6 million from Titan pursuant to the Tender Offer, which was not offered or paid to the other ICP shareholders.

                                THE TENDER OFFER
                                ----------------

        21. By January 1999, the ICP Insiders were actively pursuing the sale of ICP to a third party. By March 199, ICP and Titan began serious discussions concerning the acquisition of ICP by Titan. On March 15, 1999, the ICP Insiders agreed with defendants that they would be willing to sell ICP to Titan for an exceptionally low price of less than $12 per share, if defendants would agree to pay lucrative benefits to the ICP insiders as part of Titan's planned Tender Offer for ICP shares. Four days later, on March 19, 1999, Titan and the ICP Insiders signed a confidentiality agreement so the ICP Insiders could complete the sale of ICP to Titan. Contemporaneously with ICP's negotiations with Titan, ICP (with the understanding and

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

approval of Titan) entered into agreements with the ICP Insiders which expressly provided for the acceleration of incentive awards and performance unit awards a well as a "change of control" bonuses.

        22. On June 23, 1999, Titan and JCP formally executed a Pre-Acquisition Agreement, wherein Titan agreed to purchase all the outstanding public shares of ICP for $11.75 per share pursuant to the Tender Offer/Merger. In addition, as an integral part of the Tender Offer, Titan also formally reiterated its agreement to comply with and pay all of the acceleration incentive awards, the
                       ---
accelerated performance unit awards and the change of control bonuses as part of the Tender Offer in order to obtain the support of ICP insiders. In addition to the acceleration incentive awards, the accelerated performance unit awards and the change of control bonuses, Titan also agreed to pay certain of the ICP
                                     ----
Insiders additional bonuses which were also offered in exchange for the ICP defendants' endorsement of the Tender Offer and agreement to tender their own shares in the form of July 27, 1999 "sign on" bonuses and/or an additional $1
                                                      ------
million "transition" bonus to certain ICP Insiders, including $500,000 to Clevy upon the consummation of the Tender Offer.

        23. On June 24, 1999, defendant Titan issued a release announcing that it had entered into an agreement with ICP for the purchase of all ICP outstanding shares at a price of $11.75 per share and would immediately commence a tender offer. As part of the Tender Offer, Titan filed with the SEC a Schedule 14D-1, which was signed by defendants Tranchsel and Bousbib. The defendants were willing to agree to the exorbitant payoffs to the ICP Insiders in order to provide a strong endorsement of the Tender Offer by the ICP Board so that ICP shareholders would tender most, if not all, of their shares. Thus, the ICP Insiders endorsed the Tender

Offer/Merger as being in the "best interests" of ICP shareholders and
                              --------------
recommended the "acceptance of the Offer by [ICP's] shareholders."

        24. In connection with and as an integral part of the Tender Offer, Titan and ICP entered into an agreement and plan of merger ("Pre-Acquisition Agreement") which provides for a merger of Titan and ICP upon completion of the Tender Offer. The Tender Offer expressly provides that it was "being made pursuant to the Pre-Acquisition Agreement" and as part thereof the employment agreements of the ICP Insiders would be modified so as to provide the iCP Insiders with "bonuses" that were entirely contingent upon consummation of the Tender Offer.

25.  In order to entice the ICP Insiders to tender their own shares and
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recommend that the ICP shareholders tender their own shares, the Titan
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defendants provided the ICP Insiders with 5 separate bonuses which were all
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integral parts of the Tender Offer/Merger.  First, the ICP Insiders were
-----------------------------------------
provided with accelerated awards that were triggered upon a change of control of
              -----------             ---------------------------------------
ICP.  Each of the ICP Insiders except Clevy will receive a incentive awards of
      ----
up to $2 million upon the sale of the Company and up to $2.5 million multiplied
      ----------                              ---    --------------------------
by the number of years in the performance cycle in performance unit awards upon
-----------------------------------------------
the sale of the Company.

        26. As part of the Tender Offer, the defendants together with the ICP Insiders also awarded "change on control" bonuses to ICP insiders which provide generally for continuation of the executive's salary for [periods ranging from [18 to 36 months] following a Change in Control (the "Severance Period") in the event of a termination of the officer's employment

This change in control bonus may be taken by each ICP Insider as an up front "lump sum" in connection with the consummation of the Tender Offer/Merger. The net payment to be made as a result of the "change on control" bonus is more than $1.2 million, $330,000, $359,00, and $357,000, respectively for Clevy, Cain, Clanton and Millan.

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

        27. The acceleration of the incentive awards and performance units awards together with the change in control bonus were integral parts of the Tender Offer as the "Pre-Acquisition Agreement provides that [Titan] shall honor and comply with the terms of any existing termination [and severance] agreements."

28.  In addition to:  (i) the accelerated incentive awards; (ii) the accelerated
                              ----------------------------           -----------
performance units awards; and (iii) the change in control bonuses, Titan offered
------------------------                -------------------------
"sign on" bonuses to certain ICP executives as follows:

     Kling, Schumacher and Weise, effective upon consummation of the Offer ...
                                  ----------------------------------------
     [e]ach has been offered sign-on bonuses of $100,000 and the opportunity to convert certain severance benefits and stock awards.

        29. Finally, Titan agreed to pay a transition bonus as part of the Tender Offer, which bonus was contingent upon the consummation of the Tender Offer. The transition bonus will be paid as follows:

     [ICP] in consultation with [Titan], also has adopted an incremental bonus plan for certain senior officers ... to be paid by the Company within 60 to 90 days after the consummation of the Offer and will involve aggregate payments of approximately $1 million.

Of the $1 million incremental bonus, Clevy alone will receive at least $500,000!
-------------------------------------------------------------------------------

        30. Thus, Titan's agreement to pay the ICP Insiders additional payments of as much as $30 million in connection with the Tender Offer was conditioned
                                                                  -----------
upon, and is an integral part of, the successful completion of the Tender
----
Offer/Merger, Defendants Titan, Trachsel and Bousbib and the ICP Insiders' attempts to camouflage the unlawful payments as Accelerated Incentive Awards, Accelerated Performance Awards, Change In Control Bonuses, Sign-On Bonuses and Incremental Bonuses are unavailing.

                                CAUSE OF ACTION
                                ---------------

        31. Plaintiff incorporates by reference paragraphs 1 through 30 herein. The payments detailed herein total tens of millions of dollars and were offered and/or paid as an integral part of the Tender Offer and are additional consideration paid in exchange for the ICP Insiders' endorsement and cooperation in connection with the Tender Offer. Defendants have violated (S)14(d)(7) of the Exchange Act and Rule 14d-10 promulgated thereunder in that they made a Tender Offer and/or caused a Tender Offer to be made pursuant to which the ICP Insider were paid additional consideration for their ICP shares.

                            CLASS ACTION ALLEGATIONS
                            ------------------------

        32. Plaintiff brings this action on plaintiff's own behalf and on behalf of a Class of all public shareholders of ICP who tendered their shares of ICP in connection with the Tender Offer. Excluded from the Class are the defendants and any directors or officers of ICP as well as the members of the immediate families, and any entity in which any of them has a controlling interest, and the legal representatives, heirs, successors or assigns or any such excluded party.

        33. The members of the Class each tendered and sold their ICP shares at $11.75 per share to Titan as part of the Tender Offer. NO Class member has received any additional consideration from Titan from the sale of their ICP shares. Each member of the Class may be specifically identified through the records of ICP which reflect precisely which shareholder tendered their shares. Thus, the members of the Class can be identify by name, address and number of ICP shares sold in the Tender Offer.

        34. The members of the Class are so numerous that joinder of all members is impractical.

        35. Plaintiff's claims are typical of the claims of the members of the Class. Plaintiff and all members of the Class were injured or legally damaged as a result of defendants' wrongful conduct. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class action and securities litigation.

        36. A class action is superior to other available methods for the fair and efficient adjudication of this controversy. Because the damages suffered by members of the Class may be relatively small, albeit significant, the expense and burden of individual litigation makes it virtually impossible for plaintiff for plaintiff and members of the Class individually to seek redress for the conduct alleged. Plaintiff knows of no difficulty to be encountered in the management of this action which would preclude its maintenance as a class action. Relief concerning plaintiff's rights the laws involved herein and with respect to the Class as a whole would be appropriate.

        37. Common questions of law and facts exist as to all members of the Class and predominate over any questions affecting solely individual members of the Class. Among the questions of law and fact common to the Class are:

          (a) Whether defendants violated the federal securities laws as alleged in this Complaint including violating and/or participating in a scheme to violate (S)14(d)(7) and/or Rule 14d-10;

          (b) Whether the ICP Insiders were paid consideration pursuant to the Tender Offer which was higher than that are received by other ICP shareholders;

          (c) Whether defendants varies the terms of the Tender Offer as to the ICP Insiders and prior to the expiration of the Tender Offer to pay them higher consideration; and

          (d) Whether the members of the Class have sustained damages, and if so, the proper measure of such damages.

        38. The names and addresses of the record owners of the shares sold by members of the Class are available form ICP's transfer agent. Notice can be provided to such record owners via first class mail using techniques and a form of notice similar to those customarily used in class actions arising under the federal securities laws.

                               PRAYER FOR RELIEF
                               -----------------

     WHEREFORE, plaintiff, on his own behalf and on behalf of the Class, prays for judgment as follows:

     A.  Declaring this action to be class action pursuant to Rules 23(a) and
(b)(3) of the Federal Rules of Civil Procedure on behalf of the Class defined herein;

     B. Declaring that defendants violated the federal securities laws as alleged herein by offering to pay and paying certain ICP shareholders additional consideration in connection with to the Tender Offer beyond that paid to plaintiff and members of the Class.

     C. Awarding plaintiff and the members of the Class compensatory damages in an amount which may be proven at trial, together with interest thereon;

     D. Awarding plaintiff and the members of the Class pre-judgment and post-judgment interest, as well as their reasonable attorney's and experts' witness fees and other costs; and

     E. Awarding such other and further relief as this Court may deem just and proper, including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the defendants' assets to assure plaintiff has an effective remedy.

                                  JURY DEMAND
                                  -----------

     Plaintiff demands a trial by jury.
     DATED this 27th day of July, 1999.

                                    BARRETT, JOHNSTON & PARSLEY
                                    GEORGE BARRETT
                                    DOUGLAS S. JOHNSTON, JR.

                                    /s/  George E. Barrett
                                    -----------------------------------
                                    GEORGE E. BARRETT
                                    217 Second Avenue, North
                                    Nashville, TN 37201
                                    Telephone: 615/244-2202

                                    CHERNAU, CHAFFIN & BURNSED
                                    STAN CHERNAU
                                    LINDA BURNSED
                                    Sun Trust Center
                                    424 Church Street
                                    Nashville, TN 37219
                                    Telephone:  615/244-5480

                                    MILBERG WEISS BERSHAD
                                    HUNES & LERACH LLP
                                    WILLIAM S. LERACH
                                    DARREN J. ROBBINS
                                    RANDALL J. BARON
                                    RANDALL H. STEINMEYER
                                    600 West Broadway, Suite 1800
                                    San Diego, CA  92101
                                    Telephone:  619/231-1058

                                    LAW OFFICES OF STEVEN E.
                                    CAULEY

                                    STEVEN E. CAULEY
                                    Suite 218, Cypress Plaza
                                    2200 N. Rodney Parham Road
                                    Little Rock, AR 72212
                                    Telephone: 501/312-8500

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